As filed with the Securities and Exchange Commission on February 2, 2023

Securities Act Registration No. 333-229484

Investment Company Act Reg. No. 811-23419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. __	☐
Post-Effective Amendment No. 17	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 19	☐

(Check appropriate box or boxes.)

Leader Funds Trust

(Exact Name of Registrant as Specified in Charter)

315 W. Mill Plain Blvd.

Suite 204

Vancouver, WA 98660

(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, including Area Code: 503-294-1010

Capitol Services, Inc.

1675 South State Street

Suite B

Dover, DE 19901

(Name and Address of Agent for Service)

With Copies To:

Bo James Howell
FinTech Law, LLC
6224 Turpin Hills Dr.
Cincinnati, OH 45244

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to paragraph (b).
☐	On __ pursuant to paragraph (b).
☐	60 days after filing pursuant to paragraph (a)(1).
☐	On ____________ (date) pursuant to paragraph (a)(1)
☐	75 days after filing pursuant to paragraph (a)(2).
☐	on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note

Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A (file No. 333-229484) (the “Registration Statement”) of Leader Funds Trust was filed on September 30, 2023, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”). This Post-Effective Amendment No. 17 is being filed pursuant to Rule 462(d) under the Securities Act solely for the purpose of filing Exhibit (j)(2) as an additional exhibit to Post-Effective Amendment No. 16 to the Registration Statement. This Post-Effective Amendment No. 17 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 17 and shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of Parts A and B of Post-Effective Amendment No. 16 are incorporated herein by reference.

PART C

FORM N-1A

OTHER INFORMATION

ITEM 28.	Exhibits

(a)(1)	Certificate of Trust (“Trust Instrument”) previously filed on May 13, 2019 in the Registrant's Pre-Effective Amendment No. 1 and hereby incorporated by reference.
(a)(2)	Agreement and Declaration of Trust (the “Trust Instrument”) previously filed on May 13, 2019 in the Registrant's Pre-Effective Amendment No. 1 and hereby incorporated by reference.
(b)	By-Laws previously filed on May 13, 2019 in the Registrant's Pre-Effective Amendment No. 1 and hereby incorporated by reference.
(c)	Articles III, V and VI of the Trust Instrument, Exhibit 28(a)(1) hereto, defines the rights of holders of the securities being registered. (Certificates for shares are not issued.)
(d)(1)

Investment Advisory Agreement dated July 15, 2019 between the Registrant, on behalf of the Leader Short Duration Bond Fund, Leader Total Return Fund and the Leader Floating Rate Fund (the “Leader Funds”), and Leader Capital Corp, as Adviser previously filed on September 26, 2019 in the Registrant’s Post-Effective Amendment No. 2 and hereby incorporated by reference.

(d)(2)

Amended Appendix A dated April 9, 2021 to the Investment Advisory Agreement dated July 15, 2019 between the Registrant, on behalf of the Leader Short term High Yield Bond Fund and the Leader Total Return Fund, and Leader Capital Corp, as Adviser previously filed on September 24, 2021 in the Registrants Post-Effective Amendment No. 13 and hereby incorporated by reference.

(e)(1)

Underwriting Agreement between the Registrant, on behalf of the Leader Funds, and Ceros Financial Services, Inc. previously filed on September 26, 2019 in the Registrant's Post-Effective Amendment No. 2 and hereby incorporated by reference.

(f)	Not Applicable.
(g)(1)

Custody Agreement between the Registrant, on behalf of the Leader Funds, and Fifth Third Bank, as Custodian previously filed on September 26, 2019 in the Registrant's Post-Effective Amendment No. 2 and hereby incorporated by reference.

(h)(1)

Fund Services Agreement, dated June 16, 2022, between the Registrant, on behalf of the Leader Funds, and Gryphon Fund Group, LLC, previously filed on September 30, 2022 in the Registrant’s Post-Effective Amendment No. 16 and hereby incorporated by reference.

(h)(2)

Expense Limitation Agreement between the Registrant, on behalf of the Leader Funds, and Leader Capital Corp., as Adviser previously filed on September 26, 2019 in the Registrant's Post-Effective Amendment No. 2 and hereby incorporated by reference.

(h)(3)

Consulting Agreement, dated March 29, 2022, between the Registrant and CCO Technology, LLC d/b/a Joot, on behalf of the Leader Funds, previously filed on September 30, 2022 in the Registrant’s Post-Effective Amendment No. 16 and hereby incorporated by reference.

(i)(1)

Opinion of Practus, LLP dated July 10, 2019 as to the legality of shares being registered on Form N-1A previously filed on September 28, 2020 in the Registrant’s Post-Effective Amendment No. 11 and hereby incorporated by reference.

(i)(2)	Consent of FinTech Law, LLC, previously filed on September 30, 2022 in the Registrant’s Post-Effective Amendment No. 16 and hereby incorporated by reference.
(j)(1)

Consent of Independent Registered Public Accounting Firm with respect to the Leader Funds, previously filed on September 30, 2022 in the Registrant’s Post-Effective Amendment No. 16 and hereby incorporated by reference.

(j)(2)	Consent of Independent Registered Public Accounting Firm with respect to the Leader Funds, filed herewith.
(j)(3)	Opinion of Practus, LLP dated July 12, 2019 on tax matters previously filed on September 28, 2020 in the Registrant’s Post-Effective Amendment No. 11 and hereby incorporated by reference
(k)	Not applicable.
(l)	Not applicable.
(m)(1)	Class A Distribution Plan under Rule 12b-1 for the Leader Funds previously filed on September 24, 2021 in the Registrants Post-Effective Amendment No. 13 and hereby incorporated by reference.
(m)(2)	Class C Distribution Plan under Rule 12b-1 for the Leader Funds previously filed on September 24, 2021 in the Registrants Post-Effective Amendment No. 13 and hereby incorporated by reference.
(m)(3)	Investor Class Distribution Plan under Rule 12b-1 for the Leader Funds previously filed on September 24, 2021 in the Registrants Post-Effective Amendment No. 13 and hereby incorporated by reference.
(n)(1)	Rule 18f-3 Plan for the Leader Funds previously filed on September 24, 2021 in the Registrants Post-Effective Amendment No. 13 and hereby incorporated by reference.
(o)	Reserved.
(p)(1)	Code of Ethics for the Registrant previously filed on September 26, 2019 in the Registrant's Post-Effective Amendment No. 2 and hereby incorporated by reference.

(p)(2)	Code of Ethics for Leader Capital Corp previously filed on May 13, 2019 in the Registrant's Pre-Effective Amendment No. 1 and hereby incorporated by reference.
(p)(3)	Code of Ethics for the Distributor previously filed on May 13, 2019 in the Registrant's Pre-Effective Amendment No. 1 and hereby incorporated by reference.
(q)	Powers of Attorney previously filed on April 24, 2019 in the Registrant's Post-Effective Amendment No. 1 and hereby incorporated by reference.

ITEM 29.	Persons Controlled by or Under Common Control with the Registrant

No person is controlled by or under common control with the Registrant.

ITEM 30.	Indemnification

As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended, officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other people for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

The Registrant’s Trust Instrument (Exhibit 28(a) to the Registrant Statement), investment advisory agreements (Exhibit 28(d) to the Registration Statement), distribution agreements (Exhibit 28(e) to the Registration Statement) and administration agreements (Exhibit 28(h) to the Registrant Statement) provide for indemnification of certain persons acting on behalf of the Registrant. The Registrant may, from time to time, enter other contractual arrangements that provide for indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defenses of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31.	Business and other Connections of the Investment Advisers

The list required by this Item 31 as to any other business, profession, vocation or employment of a substantial nature in which each of the investment advisers, and each director, officer or partner of such investment advisers, is or has been engaged within the last two fiscal years for his or her account or in the capacity of director, officer, employee, partner or trustee, is incorporated herein by reference to Schedules A and D of each investment adviser's Form ADV listed opposite such investment adviser's name below, which is currently on file with the SEC as required by the Investment Advisers Act of 1940, as amended.

Name of Investment Adviser	Form ADV File No.
Leader Capital Corp.	801-56684

ITEM 32.	Principal Underwriter

(a)	Ceros Financial Services, Inc., 1445 Research Boulevard, Suite 530, Rockville, MD 20850. Ceros Financial Services, Inc., 1445 Research Boulevard, Suite 530, Rockville, MD 20850, the principal underwriter to Leader Funds Trust, also acts as principal underwriter for all the series of the following investment companies: Advisors Preferred Trust.

(b)	Ceros Financial Services, Inc. is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of Ceros Financial Services, Inc. is 1445 Research Blvd., Suite 530, Rockville, MD 20850. To the best of the Registrant’s knowledge, the following are the officers of Ceros Financial Services, Inc.
Name	Positions and Offices with Underwriter	Positions and Offices with the Trust
Angela Holland	Chief Compliance Officer	None
M. Catherine Ayers-Rigsby	President	None
Kim Powell	Chief Financial Officer	None
Brian Humphrey	Director of Sales & Marketing	None

(c)	Not applicable.

ITEM 33.	Location of Accounts and Records

The accounts, books or other documents of the Registrant required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are kept in several locations:

a)	Gryphon Fund Group, LLC, 3900 Park East Drive, Beachwood, OH 44122 (records relating to its function as Administrator, Fund Accountant and Transfer Agent).

b)	Ceros Financial Services, Inc., 1445 Research Boulevard, Suite 530, Rockville, MD 20850 (records relating to its function as Principal Underwriter).

c)	Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45202 (records relating to its function as Custodian).

f)	Leader Capital Corp., 315 W. Mill Plain Blvd., Suite 204, Vancouver, WA 98660 (records relating to its function as investment adviser).

ITEM 34.	Management Services

There are no management-related service contracts not discussed in Parts A or B of this Form N-1A.

ITEM 35.	Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Vancouver, and State of Washington, on February 2, 2023.

Leader Funds Trust

By:	/s/John E. Lekas
John E. Lekas, Trustee, President

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 17 to the Registration Statement has been signed below by the following person in the capacities and on the date indicated.

/s/ John E. Lekas	February 2, 2023
John E. Lekas, Trustee, President

/s/ Christopher MacLaren	February 2, 2023
Christopher MacLaren, Treasurer

*	February 2, 2023
Martin Kehoe, Trustee

*	February 2, 2023
Raymond A. Davis, Trustee

*By	/s/ John E. Lekas	February 2, 2023
Attorney-in-Fact

 *Powers of Attorney previously filed on April 24, 2019 in the Registrant's Post-Effective Amendment No. 1 and hereby incorporated by reference.

Exhibit Index

(j)(2)	Consent of BBD, LLP